PK KIRK INC

9245 Laguna Springs Drive, Suite 200

Elk Grove, CA 95758

March 15, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PK Kirk Inc.
Offering Statement on Form 1-A
Filed February 2, 2021 File No. 024-11436

 Dear Mr. Lopez:

We are in receipt of your comment letter dated March 1, 2021 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff by amending our offering statement.

Description of Business, page 13

1. We note the statement on page F-11 that 2 customers account for 100% of your revenues as of December 31, 2020. Please revise the reference on page 4 to "some" of the largest companies to clarify, if true, that you have two customers. Please clarify the nature of your current and planned operations and customers, including by geography.

Please also clarify the terms "turf vendors and two subcontractor agreements," disclose whether you provide products or services, and explain whether they are sold directly to "prominent companies" or through subcontractor agreements to regional or other entities.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see “page 4” and “Description of Business.”

Management Discussion and Analysis, page 15

2. Please revise to clarify the nature and current status of your operations involving "design, buildout, installation and, maintenance" of telecommunications equipment. In this regard, we note you do not appear to own facilities or equipment, which you plan to acquire with the proceeds. Your revised disclosure should clarify the extent to which your planned operations with the use of proceeds are qualitatively different from your current operations.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see the first paragraph in the “Management Discussion and Analysis.”

3. We note the reference on page 15 to approximately $57 thousand of loans from programs under the CARES Act. Please revise to summarize the uses as of the most recent practicable date, and disclose the approximate amounts remaining.

ANSWER: In response to the Staff’s comment, we have added how the CARES Act loans were used and the amount remaining.

Security Ownership of Management and Certain Securityholders, page 17

4. Please advise us of the number of holders of the 20.65% not held by Mr. Kirkland. We note that Item 6 of Part I indicates no unregistered sales.

ANSWER: In response to the Staff’s comment, we have added the number of shareholders of the 20.65% not held by Mr. Kirkland.

Consent, page Ex-11

5. Please provide a consent from your auditor pursuant to Item 17.11 of Part III to Form 1-A.

ANSWER: In response to the Staff’s comment, our auditors’ consent has been added as Exhibit 11.1.

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-7

6. Please expand your disclosure to identify all revenue streams to date and how that revenue has been accounted for under ASC 606.

ANSWER: In response to the Staff’s comment, we have revised our disclosure identifying all of our revenue streams to date, and how the have been accounted for in accordance with ASC 606.

Note 9 - Subsequent Events, page F-11

7. Please disclose the date through which subsequent events have been evaluated and whether or not any reportable subsequent events have occurred through the evaluation date.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see page F-11 “Subsequent Events.”

Part III Exhibits, page Index

8. Please refile exhibits 2.1-2.2 in proper format, currently they are not readable.

Additionally, please file the CARES Act loans and your "two Master Service

Agreements," as they appear to be material contracts.

ANSWER: In response to the Staff’s comment, exhibits 2.1-2.2 have been refiled in proper format.

9. Please revise the legality opinion to identify and quantify the securities to be issued and provide a consent from counsel.

ANSWER: In response to the Staff’s comment, the legality opinion and been revised to identify and quantify the securities being issued. Additionally, consent from counsel has been added as Exhibit 11.2.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Philip Kirkland

Chief Executive Officer